Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                            Form S-4 Registration Statement File No.: 333-114877

Date:  October 5, 2004

This filing contains the text of an announcement sent to all employees of Millennium on October 5, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

MILLENNIUM CHEMICALS                                    INTEGRATION TEAM NOTES


From:     Marie Dreher, Myra Perkinson, Gus Williamson     Date: October 5, 2004

Subject:  LYONDELL-MILLENNIUM PROPOSED TRANSACTION         Location: Hunt Valley
          EXPECTED TO CLOSE DECEMBER 1, 2004


To:       All Employees

Lyondell and Millennium have set Tuesday, November 30, as the date for their respective special shareholder meetings to consider the proposed transaction. Pending shareholder approval, the transaction is now expected to close December 1, 2004.

Last week, Lyondell filed an amended joint proxy statement/prospectus with the U.S. Securities and Exchange Commission (SEC) regarding the proposed transaction with Millennium. The SEC has declared the joint proxy "effective," and Lyondell and Millennium are now preparing to mail the joint proxy to their respective shareholders. Also last week, Lyondell and Millennium set the meeting and record dates related to the proposed transaction.

Now that the joint proxy is effective, the companies must:

     o Give the New York Stock Exchange 10 days' advance notice of the record date (October 14);

     o Print and mail the proxy to Lyondell and Millennium shareholders, once the record date has passed;

     o    Provide adequate time for shareholder consideration of the proposal.

The following questions and answers are intended to provide all employees with an update on what is planned following the closing of the proposed transaction with Lyondell.


Q:   WILL ANYTHING SPECIAL HAPPEN ON THE DAY OF CLOSING?

A: On or shortly after the proposed closing date of December 1, all employees throughout the Lyondell enterprise - at all Lyondell, Equistar and Millennium locations globally - will be invited to participate in local celebration events with the theme, "Joining Together, Growing Together." You'll be receiving more information about these events closer to the date.

Q: AFTER THE PROPOSED CLOSING, WILL EVERYTHING STILL BE "MILLENNIUM"? WHAT NAME WILL WE USE?

A: The name of the company will be "Lyondell Chemical Company" across the global enterprise, the Lyondell logo will become the identifying symbol for the company. Over time, all business cards, uniform patches and plant signage will carry only the Lyondell logo. However, we absolutely do not want to spend money on replacing signs and printing a large number of cards right now - we have other, much higher priorities for our cash, such as debt reduction. Over time, in the normal course of business, the new corporate identity will be applied as items are replaced or reprinted.

Q: WHAT WILL BECOME OF THE MILLENNIUM NAME FOLLOWING THE CLOSING OF THE PROPOSED TRANSACTION?

A: Because of the legal requirements associated with public debt held by Millennium, we will continue to exist as a legal entity. Publicly, the name will be used primarily in association with our products. For example, sales literature will refer to "Millennium's TiO2" and customers will still receive separate invoices for our products. But it will be clear in all of the publications and documents that post-close, Millennium is among "The Lyondell Companies" and most communications will take place under the Lyondell logo.

Q:   AFTER THE CLOSE, HOW WILL WE ANSWER THE PHONE AT ALL OF OUR SITES?

A: Within a short time, we should all answer "Lyondell Chemical Company," "Lyondell Chemical" or simply "Lyondell." For the first few months, however, it may be helpful to say something such as "Millennium Chemicals, a Lyondell Company" to help introduce callers to the new identity.

Q:   IF A CALLER SAYS, "OH, BUT I WAS CALLING MILLENNIUM," WHAT DO I SAY?

A: You have the right number. Millennium is now part of the Lyondell Chemical Company.

Q:   WHAT WILL I SAY WHEN ASKED "WHO DO YOU WORK FOR?"

A: We will all be part of the Lyondell enterprise following the closing of the proposed transaction. Our paychecks will continue to have the Millennium name, as it will continue to exist as a separate legal entity and a Lyondell subsidiary, but the public face of the company and all of its component parts will be Lyondell. We may make or sell Millennium products, or be employed by Millennium in other roles, but it will all be under the Lyondell umbrella, since that is the way Lyondell will represent the enterprise to the world.

Q: HOW CAN I GET MORE INFORMATION ABOUT CHANGES THAT MAY OCCUR AFTER THE CLOSE OF THE PROPOSED TRANSACTION?

A: First, make sure you talk with your supervisor. In addition, there will be lots of information and resources made available closer to the proposed closing date and in the weeks that follow. We'll use email, InSite, employee meetings and other, regular communications mechanisms to help keep you informed.

Q: WHAT IF I HAVE QUESTIONS OR SUGGESTIONS RELATED TO THE PROPOSED TRANSACTION AND INTEGRATION ACTIVITIES?

A: If you have questions or suggestions related to the proposed transaction and integration activities, you may submit a question directly by email to Ask Millennium. (We cannot reply to individual employees but will address questions of general interest in leadership updates. If you have a question specific to your job or function, please continue to talk with your supervisor.)


These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium") including Millennium's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Millennium's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, Exhibit 99.1 to Millennium's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 14, 2004 and the Form S-4 (as defined below). Millennium disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition, in connection with the proposed transaction, Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell's Amendment No. 3 to its registration statement on Form S-4 (as amended, the "Form S-4" containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium, which was filed on September 30, 2004.) The definitive proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS ON FILE WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at 410-229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium's directors and its executive officers is available in Millennium's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.